UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Closing of the agreement reached with Vodafone ONO for the incorporation of a joint company for the commercialization of FTTH.	2

TELEFÓNICA, S.A. (“Telefónica”), in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

Further to the communication dated November 7, 2024, regarding the agreement between its subsidiary Telefónica España Filiales, S.A.U. ("Telefónica España") and Vodafone ONO, S.A.U. ("Vodafone España") to incorporate a joint company, Compañía Mayorista de Fibra, S.L. (the "Company"), for the commercialization of a fiber to the home (FTTH) network for its shareholders, Telefónica España and Vodafone España, so that they can in turn provide retail and wholesale broadband access services; Telefónica informs that, once the corresponding regulatory authorizations have been obtained and after the fulfillment of the remaining agreed conditions, the transaction has been completed.

The Company is set to commence operations on March 1, 2025, with a fiber to the home (FTTH) network that covers approximately 3.65 million premises, representing approximately a 12% of Telefónica de España's national network. It is estimated that the Company will initially have around 1.4 million clients, which implies a penetration level of approximately 38%. Simultaneously, several agreements for the provision of services from Telefónica Group to the Company have been signed.

The Company’s resulting share capital is divided between Telefónica Group (63%) and Vodafone España (37%). Telefónica Group’s 63% stake is held through Telefónica España (38%) and Telefónica Infra (25%).

Madrid, February 28, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	February 28, 2025	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors